UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 17, 2003

MILLEA HOLDINGS, INC.
(Translation of Registrant's name into English)
______________

Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004, Japan
(Address of principal executive offices)
______________

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F [X	]	FORM 40-F [ ]

Indicate by check mark whether the Registrant by furnishing
the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [ ]	NO [X]

Table of Documents Submitted

Item

1.	Press release regarding revised forecast of business results under Japanese GAAP for the six months ended September 30, 2003, dated November 14, 2003.

Item 1.

(English translation)

November 14, 2003

Millea Holdings, Inc. President: Kunio Ishihara TSE code number: 8766

Subject: Revised forecast of business results under Japanese GAAP for the six months ended September 30, 2003

Millea Holdings, Inc. (the "Company") hereby announces that it has revised the original forecasts for the Company and its subsidiaries, The Tokio Marine and Fire Insurance Company, Limited (Tokio Marine) and The Nichido Fire and Marine Insurance Company, Limited (Nichido Fire) for the six months ended September 30, 2003 (from April 1, 2003 to September 30, 2003) as follows.

1.   Revised forecast of consolidated business results of the Company for the six months ended September 30, 2003

(Unit: Billion yen)
	Ordinary income	Ordinary profit	Net income
Original forecast (A) (*1)	1,400	32	15
Revised forecast (B)	1,383	100	59
Difference (B)-(A)	- 17	68	44
Rate of increase/decrease	- 1.2%	212.5%	293.3%
(*1) Announced on May 29, 2003.

2.   Revised forecast of non-consolidated business results of Tokio Marine, a wholly owned subsidiary of the Company, for the six months ended September 30, 2003

(Unit: Billion yen)
	Net premiums written	Ordinary profit	Net income
Original forecast (A) (*2)	759	35	19
Revised forecast (B)	742	74	42
Difference (B)-(A)	- 17	39	23
Rate of increase/decrease	- 2.2%	111.4%	121.1%
(*2)  Announced on May 19, 2003.

2.   Revised forecast of non-consolidated business results of Nichido Fire, a wholly owned subsidiary of the Company, for the six months ended September 30, 2003

(Unit: Billion yen, %)
	Net premiums written	Ordinary profit	Net income
Original forecast (A) (*3)	203	10	5
Revised forecast (B)	200	21	13
Difference (B)-(A)	- 3	11	8
Rate of increase/decrease	- 1.5%	110.0%	160.0%
(*3)	Announced on May 19, 2003.

3.  Principal reasons for the revisions

The principal reasons for the revisions are as follows; (a) gains on sales of securities were greater and impairment losses on securities were smaller than initially expected, due to a rise in equity prices; (b) the amount of reserve for outstanding claims was smaller than initially expected, mainly due to the impact of a stronger yen.

4. Forecast of business results for the fiscal year ending March 31, 2004

We intend to announce our forecast of the business results for the fiscal year ending March 31, 2004 when we announce the actual business results for the six months ended September 30, 2003.

The dates of the announcement of the results for the six months ended September 30, 2003 are as follows:

Consolidated results: November 27, 2003;

Non-consolidated results of insurance subsidiaries: November 21, 2003.

For further information, please contact:

Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341

Satoshi Tsujigado
Group Leader
Corporate Finance Dept.
Millea Holdings, Inc.
Phone: 03-6212-3343

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 17, 2003	KABUSHIKI KAISHA MILLEA HOLDINGS (Millea Holdings, Inc.) By: /s/ Tetsuya Unno General Manager of Corporate Legal and Risk Management Department